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                                                                    EXHIBIT 20.1

                                     SUMMARY

THE COMPANIES (PAGE 75)

UNION PACIFIC RESOURCES GROUP INC.
777 Main Street
Fort Worth, Texas 76102
(817) 321-6000

       Union Pacific Resources, one of the largest independent oil and gas companies in North America, is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States, Canada, Guatemala, Venezuela and other international areas. As of December 31, 1999, Union Pacific Resources had 951 million energy equivalent barrels of proved reserves, 58% of which were represented by natural gas reserves. Of total proved reserves, 56% were located in the United States and 28% were located in Canada. In addition, Union Pacific Resources engages in the hard minerals business through nonoperated joint ventures and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its land grant holdings in Wyoming. The land grant consists of land in Colorado, Wyoming and Utah, where Union Pacific Resources has fee ownership of the mineral rights under approximately 7.9 million acres. Union Pacific Resources also held as of December 31, 1999 leasehold interests in more than 17 million gross acres worldwide. During 1999, over 68% of the revenues, 44% of fixed assets and 56% of proved reserves of Union Pacific Resources were generated or located in the United States.


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ANADARKO PETROLEUM CORPORATION
17001 Northchase Drive
Houston, Texas 77060-7141
(281) 875-1101

       Anadarko is one of the world's largest independent oil and gas exploration and production companies, with 991 million energy equivalent barrels of proved reserves as of December 31, 1999. About 71% of these proved reserves were located in the United States, with the remaining 29% of these proved reserves in Algeria. Oil reserves accounted for 58% of Anadarko's total proved reserves while U.S. natural gas reserves accounted for 42% of Anadarko's total proved reserves. As of year-end 1999, Anadarko held worldwide interests in more than 8 million gross lease acres. During 1999, about 87% of Anadarko's production was domestic. U.S. drilling and production operations are located primarily in Alaska, the Gulf of Mexico, Kansas, Oklahoma and Texas. Anadarko has significant oil production in Algeria, and participates in exploration ventures in Tunisia, the North Atlantic Ocean and other selected areas. Anadarko also owns and operates gas gathering systems in its U.S. core producing areas.

DAKOTA MERGER CORP.
17001 Northchase Drive
Houston, Texas 77060-7141
(281) 875-1101

       Dakota Merger Corp. is a wholly owned subsidiary of Anadarko recently formed for the purpose of effecting the merger.


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GENERAL

       We propose a merger transaction in which Union Pacific Resources will merge with Dakota Merger Corp., a wholly owned subsidiary of Anadarko created for the purpose of effecting the merger. After the merger, Union Pacific Resources will be a wholly owned subsidiary of Anadarko and Union Pacific Resources stockholders will become Anadarko stockholders.

EXCHANGE OF COMMON SHARES

       When we complete the merger, Union Pacific Resources common shares will be converted into Anadarko common shares.

       UNION PACIFIC RESOURCES STOCKHOLDERS. Each Union Pacific Resources common share will automatically be converted into 0.455 of an Anadarko common share. The total number of Anadarko common shares received, therefore, will be equal to the number of Union Pacific Resources common shares owned multiplied by 0.455, with cash being paid in place of any fractional shares. Union Pacific Resources stockholders will own approximately 47% of the Anadarko common shares outstanding after the merger.

       ANADARKO STOCKHOLDERS. Each Anadarko common share will remain issued and outstanding as one Anadarko common share. Anadarko stockholders will own approximately 53% of the Anadarko common shares outstanding after the merger.

UNION PACIFIC RESOURCES STOCK OPTIONS

       When we complete the merger, stock options to purchase Union Pacific Resources common shares granted to Union Pacific Resources employees and directors under Union Pacific Resources' stock option plans that are outstanding and not yet exercised immediately before completing the merger will become options to purchase Anadarko common shares. The number of common shares subject to such stock options and the exercise price of such stock options will be adjusted according to the exchange ratio.


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MANAGEMENT AND OPERATIONS AFTER THE MERGER

       After the merger, the Anadarko board of directors will continue to manage the business of Anadarko, which then will include the business of Union Pacific Resources as a wholly owned subsidiary. The company will continue to be called "Anadarko Petroleum Corporation" and will be headquartered in Houston, Texas.

       The merger agreement requires Anadarko to take all steps necessary to have Anadarko stockholders consider and vote upon an amendment to Anadarko's restated certificate of incorporation to increase the maximum size of the Anadarko board of directors to at least 13 directors. If the proposed amendment to increase the maximum size of the board to 15 directors is approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors George Lindahl III, Chairman, President and Chief Executive Officer of Union Pacific Resources, and four others who are currently independent directors of Union Pacific Resources and who are mutually agreed upon by the chief executive officers of Anadarko and Union Pacific Resources. If this amendment is not approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors Mr. Lindahl and two others who are currently independent directors of Union Pacific Resources and who are mutually agreed upon by the chief executive officers of Anadarko and Union Pacific Resources. If the maximum size of the Anadarko board of directors is not increased, two current directors of Anadarko would have to resign to make room for the new directors.

OUR RECOMMENDATIONS TO STOCKHOLDERS

       UNION PACIFIC RESOURCES STOCKHOLDERS. The Union Pacific Resources board of directors believes that the merger is fair to you and in your best interests, and it unanimously recommends that you vote FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

       ANADARKO STOCKHOLDERS. The Anadarko board of directors believes that the merger is fair to you and in your best interests, and it unanimously recommends that you vote FOR the proposals to issue Anadarko common shares in the merger. The Anadarko board also unanimously recommends that you vote FOR the proposals to amend Anadarko's restated certificate of incorporation to increase the maximum size of the Anadarko board of directors, to amend Anadarko's restated certificate of incorporation to increase the number of authorized Anadarko common shares and to amend Anadarko's 1999 stock incentive plan, although none of these three proposals is a condition to completion of the merger.


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OPINION OF UNION PACIFIC RESOURCES' FINANCIAL ADVISOR

       Goldman, Sachs & Co., Union Pacific Resources' financial advisor, delivered a written opinion to the Union Pacific Resources board of directors as to the fairness, from a financial point of view, of the exchange ratio to the stockholders of Union Pacific Resources. We have attached this opinion, dated April 2, 2000, as Annex D to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

       Goldman Sachs' opinion is addressed to the Union Pacific Resources board of directors and does not constitute a recommendation to any stockholder as to how that stockholder should vote in connection with the merger proposal.

OPINION OF ANADARKO'S FINANCIAL ADVISOR

       Credit Suisse First Boston Corporation, Anadarko's financial advisor, delivered a written opinion to the Anadarko board of directors as to the fairness, from a financial point of view, to Anadarko of the exchange ratio. We have attached this opinion, dated April 2, 2000, as Annex E to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

       Credit Suisse First Boston's opinion is addressed to the Anadarko board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.


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ACCOUNTING TREATMENT

       The merger will be treated as a "purchase" for accounting purposes. Therefore, the purchase price will be allocated to the assets and liabilities of Union Pacific Resources based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill.

STOCK OPTION AGREEMENTS

       Union Pacific Resources has granted Anadarko an option to purchase up to 19.9% of the outstanding Union Pacific Resources common shares, at a per share price in cash equal to the lesser of (a) $17.60 and (b) 0.455 multiplied by the closing price of Anadarko common shares on the date the option is exercised. Anadarko can exercise this option if it becomes entitled to receive the $25 million termination fee under the merger agreement. The stock option agreement limits to $25 million the total profit Anadarko may receive from the option unless an event giving rise to the $100 million termination fee occurs, in which case the limitation on total profits is $125 million.

       Similarly, Anadarko has granted Union Pacific Resources an option to purchase up to 19.9% of the outstanding Anadarko common shares, at a per share price in cash of $38.6875. The provisions of this stock option agreement otherwise parallel the provisions of the stock option agreement described above.

       Union Pacific Resources and Anadarko granted these options to each other to increase the likelihood that the merger would be completed. The stock option agreements could discourage other companies from trying or proposing to combine with Union Pacific Resources or Anadarko before we complete the merger.